Bridgewater Place • Post Office Box 352

Grand Rapids, Michigan 49501-0352

 Telephone 616 / 336-6000 • Fax 616 / 336-7000 • www.varnumlaw.com

Kimberly A. Baber	Direct: 616 / 336-6851
kababer@varnumlaw.com

April 12, 2010

Filed Via Edgar

Ms. Kathryn McHale

Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4561

Re:	Independent Bank Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed on April 5, 2010
File No. 333-164546

Dear Ms. McHale:

            On behalf of Independent Bank Corporation, a Michigan corporation ("IBC"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in your letter dated April 8, 2010 with respect to the above-referenced registration statement on Form S-4, filed by IBC on January 27, 2010, as amended by Amendment No. 1 filed on March 12, 2010 and Amendment No. 2 filed on April 5, 2010 (as amended, the "Registration Statement"), in connection with the proposed offer by IBC to exchange common shares ("Common Shares") for up to all of the $90,100,000 in aggregate liquidation preference of the outstanding trust preferred securities (the "Trust Preferred Securities") of IBC Capital Finance II, IBC Capital Finance III, IBC Capital Finance IV, and Midwest Guaranty Trust I (the "Exchange Offers"), on the terms and subject to the conditions set forth in the Registration Statement.

            In connection with this response, IBC is also filing with the Commission Amendment No. 3 to the Registration Statement ("Amendment No. 3"), which reflects the responses set forth below, as appropriate.

            To facilitate the Staff’s review, this letter includes each of the Staff’s comments in bold followed by a response to the Staff’s comments. Capitalized terms used in the following responses without definition have the meanings specified in Amendment No. 3.

Securities and Exchange Commission

Division of Corporation Finance

April 12, 2010

Amendment No. 2 to Registration Statement on Form S-4

General

1.                Please revise to clarify whether you have commenced the offer.  We note that you have included the expiration dates for the Early Tender Premium Value period and for the offer, but you have filed only a draft letter of transmittal.  If the offer has commenced, please file a final version of the letter of transmittal.  If you have not yet commenced the offer, then revise to state that the offer has not yet commenced and include the expiration dates only when you have actually commenced.  Please ensure that the offer is open for twenty full business days from the date that you actually commence and that at least ten business days remain in the offer after the expiration of the Early Tender Premium Value Period.

            IBC has not commenced the offer.  The expiration dates have been removed from Amendment No. 3.  When the offer commences, IBC will ensure it remains open for twenty business days from the date of commencement and that at least ten business days remain in the offer after the expiration of the Early Tender Premium Deadline.  The expiration dates will appear in the final prospectus to be filed with the Commission.

2.                Please include a Recent Developments section in the forepart of the prospectus to update the financial information for any material changes in your financial condition, results of operations and performance, capital and asset quality ratios that have occurred during the first quarter of 2010.

            This disclosure has been added to Amendment No. 3. Please see the revisions to "Summary – Recent Development" on page 13.

3.               We note your disclosures in the Risk Factors section and elsewhere regarding the expected nonparticipation in the exchange offers by the holders of three of the four classes of trust preferred securities.  Please include this information prominently in the Questions and Answers and Summary sections of the prospectus as well as the fact that nearly 80% of the IBC Capital Finance II securities must be exchanged in order for you to meet one of the conditions to conversion of the Series B Convertible Preferred Stock to be issued to Treasury.  Please also expand upon the basis for your belief that the holders will not participate.

            We have made these revisions to Amendment No. 3.  Please see the revisions to "Questions and Answers about the Exchange Offers" on page 3, "Summary – Background to the Exchange Offers" on page 9, and "Risk Factors" on page 16.

Securities and Exchange Commission

Division of Corporation Finance

April 12, 2010

4.                We note your projection on page 42 that if all of your capital plan initiatives were to occur, your current shareholders would most likely own less than 5% of your outstanding common stock.  Please include this information in the summary where you discuss your capital plan.

We have made these revisions to Amendment No. 3.  Please see the revisions to "Summary – Background to the Exchange Offers" on page 9.

Unaudited Pro Forma Financial Information, page 31

5.                Please revise the following footnotes to the Pro Forma Consolidated Balance Sheets on page 33, for the low range alternative, and on page 35, for the high range alternative, as follows:

•      Include in footnote (2), a tabular summary that shows how the various individual adjustments related to the Trust Preferred Exchange Offers resulted in the $11 million increase in common stock and reconcile the adjustments to the $12.65 million of net aggregate principal of the outstanding trust preferred securities stated in the footnote.

•      Disclose in footnote (7) the total number and fair value of the newly issued shares and how they were determined or refer to related disclosure included elsewhere.

•      Provide in footnote (8) a summary that shows how the $1.530 million decrease to accumulated deficit was determined and provide a cross-reference to related footnote (5) on pages 38 and 40 regarding the related income statement effect of the transaction.

We have made these revisions to Amendment No. 3.  Please see the referenced footnotes to the Pro Forma Consolidated Balance Sheets beginning on pages 33 and 35.

Securities and Exchange Commission

Division of Corporation Finance

April 12, 2010

6.               Please revise the following footnotes to the Pro Forma Consolidated Statements of Operations on page 38, for the low range alternative, and on page 40, for the high range alternative, as follows:

•       Disclose in footnote (3) the interest rate used to record the $1.1 million reduction in interest rate and how it was determined.

•      Provide in footnote (5) a discussion as to how the one-time gain of $1.5 million was determined and provide a cross reference to related disclosure in footnote (8) of the pro forma balance sheets.

We have made these revisions to Amendment No. 3.  Please see the referenced footnotes to the Pro Forma Consolidated Statements of Operations beginning on pages 37 and 39.

Capitalization, page 41

7.               Please revise the table to delete footnote (4) and the "CPP Conversion" column on page 40 for the low range alternative and on page 42 for the high range alternative considering the Company is not able to compel the conversion of the Series B Convertible Preferred Stock into common shares in the near future.  Refer to the second paragraph of the "Unaudited Pro Forma Information" section on page 31.

We have made these revisions to Amendment No. 3.  Please see the revisions to the tables, including the footnotes, on pages 41 and 42.

Material Federal U.S. Income Tax Consequences, page 134

8.              We note that the assumptions that the trusts are grantor trusts and that the underlying debentures are indebtedness of Independent Bank Corporation are based on opinions of counsel delivered in connection with the original issuance of the securities.  Please indicate that those opinions have been filed as exhibits to the registration statement.

We have made this revision to Amendment No. 3.  Please see the revision to "Material Federal U.S. Income Tax Consequences" on page 133.

9.               Please tell us why the opinion of counsel relating to the securities issued by IBC Capital Finance II has not been filed.

We previously incorporated this opinion by reference.  Please see Exhibit 8.5.

Securities and Exchange Commission

Division of Corporation Finance

April 12, 2010

Exhibit 5.1

10.            Please remove the qualification regarding the common shares having been "duly issued" in the fourth paragraph.

            We have made this revision to the opinion filed as Exhibit 5.1 to Amendment No. 3.

* * * * *

            IBC has advised us that it acknowledges that:

•       the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•       the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the efforts of the Staff and look forward to resolving the above comments, as IBC would like to be in a position to commence the proposed Exchange Offers as soon as possible.  If you have any questions regarding this letter or Amendment No. 3, please contact me at (616) 336-6851 or Robert Shuster, Chief Financial Officer of IBC, at (616) 527-9450.

Very truly yours,

Varnum LLP

/s/ Kimberly A. Baber

Kimberly A. Baber

c:         Robert N. Shuster